EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Six Months Ended June 30, 2011
	2006	2007	2008	2009	2010
	(in thousands, except ratio)
Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$7,210	$(15,475)	$24,954	$7,711	$(50,308)	$21,053
Capitalized interest	(9)	(59)	(276)	(112)	(84)	—
Depreciation of capitalized interest	1	5	23	30	36	36
Distributions from 50% or less owned companies carried at equity	2,093	2,240	2,158	950	6,482	12,013

Adjusted pre-tax income from continuing operations before adjustments for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$9,295	$(13,289)	$26,859	$8,579	$(43,874)	$33,102

Fixed charges
Interest on long-term debt	$1,572	$10,485	$13,395	$13,730	$22,977	$17,717
Capitalized interest	9	59	276	112	84	—
Rental expenses representative of an interest factor	815	1,520	2,189	3,006	3,923	1,653

Total fixed charges	$2,396	$12,064	$15,860	$16,848	$26,984	$19,370

Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees plus total fixed charges	$11,691	$(1,225)	$42,719	$25,427	$(16,890)	$52,472

RATIO OF EARNINGS TO FIXED CHARGES	4.9	—	2.7	1.5	—	2.7